Form 51-102F3
Material Change Report
1.	Name and Address of Company
CHC Helicopter Corporation (“CHC”)
4740 Agar Drive
Richmond, British Columbia
V7B 1A3
2.	Date of Material Change
February 22, 2008
3.	News Release
CHC issued a press release through Marketwire with respect to a material change on February 22, 2008. A copy of such press release is attached hereto as Schedule “A” and forms a part hereof.
4.	Summary of Material Change
On February 22, 2008, CHC announced that it has entered into an arrangement agreement (the “Agreement”) with an affiliate (the “Purchaser”) of a fund (the “First Reserve Fund”) managed by First Reserve Corporation, whereby all of the outstanding Class A Subordinate Voting Shares (“Class A Shares”) and Class B Multiple Voting Shares (“Class B Shares”) of CHC will be acquired by the Purchaser for Cdn.$32.68 per Class A Share and per Class B Share in cash (the “Transaction”).
5.	Full Description of Material Change
On February 22, 2008, CHC announced that it has entered into the Agreement whereby all of the outstanding Class A Shares and Class B Shares of CHC will be acquired by the Purchaser for Cdn.$32.68 per Class A Share and per Class B Share in cash for aggregate consideration of approximately Cdn.$1.5 billion. Following completion of the Transaction, the Class A Shares and Class B Shares will be de-listed and no longer traded publicly. CHC’s headquarters will remain in Vancouver, Canada.
The board of directors of CHC has unanimously approved the entry by CHC into the Agreement and recommends that shareholders vote in favour of the Transaction.
The Transaction will be completed through a plan of arrangement under the provisions of the Canada Business Corporations Act, subject to the approval of the Supreme Court of British Columbia. Shareholders will be asked to approve the Transaction at a special meeting of shareholders (the “Meeting”), to be called as directed by the Court.
The Transaction will require the approval of two-thirds of the votes cast by holders of outstanding Class A Shares (1 vote per share), Class B Shares (10 votes per share) and Ordinary Shares (1 vote for every 10 shares), voting together as a single class. In addition, the Transaction will require the approval of a majority of the Class A Shares, Class B Shares and Ordinary Shares, each voting as a separate class, and in each case excluding shares owned or over which control or direction is exercised by an “interested party” (as defined under applicable securities laws), which term includes certain members of management of CHC who may invest in an affiliate of the First Reserve Fund.
Completion of the Transaction is subject to certain conditions, including obtaining approvals or confirmations from certain European aviation regulatory authorities as well as the Canadian Transportation Agency regarding the granting or maintaining of required licenses and permits following completion of the Transaction. The Transaction will also be subject to a number of other customary conditions, including obtaining approval under the Investment Canada Act. The Transaction is not subject to any financing condition.
CHC has been advised that the Estate of the Late Craig L. Dobbin (the “Estate”) has entered into an agreement with the Purchaser to vote the shares of CHC owned by the Estate in favour of the Transaction and to otherwise support its completion, subject to the terms and conditions of such agreement. The Estate holds securities of CHC representing approximately 14%, 95% and 100% of the outstanding Class A Shares, Class B Shares and Ordinary Shares, respectively. The sole executor of the Estate is Mark D. Dobbin, the Chairman of CHC. Neither Mr. Dobbin nor the Estate will be entitled to invest in the affiliate of the First Reserve Fund and Mr. Dobbin will not be employed by CHC, the Purchaser or any affiliate thereof.
The Transaction will be financed through a combination of equity which has been committed by the First Reserve Fund and debt financing that has been committed by Morgan Stanley International and affiliates, in each case subject to the terms of those commitments. The Agreement provides that in certain circumstances where the Purchaser fails to complete the Transaction as required, the Purchaser would be required to pay to CHC a “reverse break fee” of Cdn.$61.4 million. The First Reserve Fund has guaranteed certain obligations of the Purchaser (including payment of the reverse break fee) to an amount not to exceed Cdn.$61.4 million.
The Agreement allows CHC to terminate the Agreement in certain circumstances, including to allow CHC to accept a superior proposal, subject to fulfilling certain conditions, including the payment to the Purchaser of a break fee of Cdn.$38.5 million. This break fee would also be payable by CHC in certain other circumstances.
Consummation of the Transaction is not expected to require the consent of the holders of CHC’s 7 3/8 % senior subordinated notes due 2014 (the “ Notes”). CHC may choose to make a tender offer and related consent solicitation for the Notes prior to the completion of the Transaction, conditioned on the closing of the Transaction. In any event, if the Transaction is completed, within 30 days of such completion, CHC will be required to offer to purchase all of the remaining issued and outstanding Notes at a price equal to 101% of the principal amount thereof, plus accrued interest, if any, to the date of such purchase. The Purchaser also has the right to require CHC to redeem and/or discharge any or all of the Notes in accordance with their terms, all to be effective immediately prior to completion of the Transaction.
The closing of the Transaction will take place after satisfaction or waiver of all conditions, including the approvals and confirmations from aviation regulatory authorities described above. While the timing associated with satisfying these conditions is not certain, CHC currently expects the Transaction to close in the second calendar quarter of 2008, subject to the terms of the Agreement.
A circular describing the Transaction is expected to be mailed to the shareholders of CHC in late March in connection with the Meeting.
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Caution Concerning Forward-Looking Statements
This material change report contains forward-looking statements relating to the Transaction, including statements regarding the completion of the Transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.
The completion of the Transaction is subject to a number of terms and conditions, including, without limitation: (i) applicable governmental authorities approvals, (ii) required CHC shareholder approval, (iii) necessary court approvals, and (iv) certain termination rights available to the parties under the Agreement. These approvals may not be obtained, the other conditions to the Transaction may not be satisfied in accordance with their terms, and/or the parties to the Agreement may exercise their termination rights, in which case the Transaction could be modified, restructured or terminated, as applicable.
The forward-looking statements in this material change report are made as of-the-date of this report. CHC undertakes no obligation to comment on expectations of, or statements made by third parties in respect of the Transaction.
6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
7.	Omitted Information
Not applicable.
8.	Executive Officer
Rick Davis
Senior Vice-President and Chief Financial Officer
CHC Helicopter Corporation
Tel: (604) 279-2471
9.	Date of Material Change Report
February 26, 2008

Schedule “A”

First Reserve Corporation to Acquire CHC Helicopter Corporation
For Canadian $3.7 Billion in Largest-Ever Oilfield Services Buyout
Partnership to Help Strengthen CHC’s Growth Mission as Largest
Helicopter Services Company
Greenwich, Conn.; Houston; London and Vancouver — February 22, 2008 — CHC Helicopter Corporation (“CHC”) (TSX: FLY.A and FLY.B NYSE: FLI), the world’s largest provider of helicopter services to the global offshore oil and gas industry, and First Reserve Corporation, the leading private equity firm that specializes in the energy industry, today announced that a fund managed by First Reserve has entered into an agreement to acquire CHC.
CHC and First Reserve believe that the all-cash transaction, which values the company at an adjusted enterprise value of Canadian $3.7 billion, is the largest-ever buyout in the oilfield services industry.
CHC’s Chairman of the Board, Mark Dobbin commented, “I’m glad to see that First Reserve recognized the value that was created in CHC over the years, and was able to translate that value into a fair offer for all shareholders. I’m also very pleased to see that First Reserve will carry on CHC’s legacy of entrepreneurship, as it builds upon CHC’s position as a world class helicopter company.”
“This partnership will help us realize our growth potential,” said Sylvain Allard, President and Chief Executive Officer of CHC. “First Reserve is an investment company with deep knowledge of the energy industry and views CHC as a great investment platform. First Reserve has strong conviction in the merits of the strategy that has led to CHC’s success and will work in partnership with us to continue to execute that same plan and achieve our long-term objectives.”
Added Mark McComiskey, Managing Director of First Reserve Corporation, “CHC is an extraordinary company. The European and global leader in oil and gas and search and rescue helicopter services, with the world’s largest independent helicopter support business, CHC has a worldwide footprint, the best safety record in the industry and a dynamic management team executing an exciting growth strategy.”
Under the terms of the transaction, an affiliate of the First Reserve fund will acquire all outstanding Class A Subordinate Voting Shares and all of the outstanding Class B Multiple Voting Shares of CHC for Canadian $32.68 per Class A Share and Class B Share for an aggregate consideration of approximately Canadian $1.5 billion. Following completion of the transaction CHC’s Class A shares and Class B shares will be de-listed and no longer traded publicly. CHC’s headquarters will remain in Vancouver, Canada.

The board of directors of CHC has unanimously approved the entry by CHC into the agreement and recommends that shareholders vote in favour of the transaction.
Merrill Lynch Canada Inc. and Scotia Capital are financial advisors to CHC. Ogilvy Renault LLP and DLA Piper USA LLP are legal counsel to CHC. Simpson Thacher & Bartlett LLP, Blake, Cassels & Graydon LLP and Slaughter and May are legal counsel to the First Reserve fund.
Notes on Terms of the Transaction
The transaction will be completed through a plan of arrangement under the provisions of the Canada Business Corporations Act, subject to the approval of the Supreme Court of British Columbia. Shareholders will be asked to approve the transaction at a special meeting of shareholders, to be called as directed by the Court. Details of the special meeting will be announced shortly. It is anticipated that a proxy circular will be prepared and mailed to shareholders in the month of March providing shareholders with important information about the transaction. Shareholders are urged to read the proxy circular once it is available.
The transaction will require the approval of two-thirds of the votes cast by holders of outstanding Class A Shares (1 vote per share), Class B Shares (10 votes per share) and ordinary shares (1 vote for every 10 shares), voting together as a single class. In addition, the transaction will require the approval of a majority of the Class A Shares, Class B Shares and Ordinary Shares, each voting as a separate class, and in each case excluding shares owned or over which control or direction is exercised by an “interested party” (as defined under applicable securities laws), which term includes certain members of management of CHC who may invest in an affiliate of the First Reserve Fund.
Completion of the transaction is subject to certain conditions, including obtaining approvals or confirmations from certain European aviation regulatory authorities as well as the Canada Transportation Agency regarding the granting or maintaining of required licenses and permits following completion of the transaction. The transaction will also be subject to a number of other customary conditions, including obtaining approval under the Investment Canada Act. The transaction is not subject to any financing condition.
CHC has been advised that the Estate of the late Craig L. Dobbin has entered into an agreement with the purchaser to vote the shares of CHC owned by the Estate in favour of the transaction and to otherwise support its completion, subject to the terms and conditions of such agreement. The Estate holds securities of CHC representing approximately 14%, 95% and 100%, respectively, of the outstanding Class A Shares, Class B Shares and ordinary shares respectively. The sole executor of the Estate is Mark D. Dobbin, the Chairman of CHC. Neither Mr. Dobbin nor the Estate will be entitled to invest in the affiliate of the First Reserve Fund and Mr. Dobbin will not be employed by CHC, the purchaser or any affiliate thereof.
The transaction will be financed through a combination of equity which has been committed by the First Reserve Fund and debt financing that has been committed by Morgan Stanley International and affiliates, in each case subject to the terms of those commitments. The agreement provides that in certain circumstances where the purchaser fails to complete the transaction as required, the purchaser would be required to pay to CHC a “reverse break fee” of Canadian $61.4 million. The First Reserve Fund has guaranteed certain obligations of the purchaser (including payment of the reverse break fee) to an amount not to exceed Canadian $61.4 million.
The agreement allows CHC to terminate the agreement in certain circumstances, including to allow CHC to accept a superior proposal, subject to fulfilling certain conditions, including the payment to the purchaser of a break fee of Canadian $38.5 million. This break fee would also be payable by CHC in certain other circumstances.
The closing of the transaction will take place after satisfaction or waiver of all conditions, including the approvals and confirmations from aviation regulatory authorities described above. While the timing associated with satisfying these conditions is not certain, CHC currently expects the transaction to close in the second calendar quarter of 2008, subject to the terms of the agreement.
Consummation of the transaction is not expected to require the consent of the holders of CHC’s 7 3/8% senior subordinated notes due 2014. CHC may choose to make a tender offer and related consent solicitation for the senior subordinated notes prior to the completion of the transaction, conditioned on the closing of the transaction. In any event, if the transaction is completed, within 30 days of such completion, CHC will be required to offer to purchase all of the remaining issued and outstanding senior subordinated notes at a price equal to 101% of the principal amount thereof, plus accrued interest, if any, to the date of such purchase.
The purchaser also has the right to require CHC to redeem and/or discharge any or all of the senior subordinated notes in accordance with their terms, all to be effective immediately prior to completion of the transaction.
Notes to Editors
1.	About CHC
CHC is the world’s largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide, and regional headquarters in Aberdeen, Scotland, Stavanger, Norway and Vancouver, Canada. If you wish to be added to CHC’s news distribution list, please visit http://www.chc.ca/investor_materialrequest.php.
2.	About First Reserve Corporation
First Reserve is the world’s leading private equity firm in the energy industry. The firm is currently investing its most recent fund which closed in 2006 at approximately US $8 billion. Throughout its 25-year history, First Reserve has developed a strong franchise of investing exclusively in the energy industry, utilizing its broad base of specialized industry knowledge. First Reserve believes that strategic diversification across a wide range of energy industry sectors has been a major contributor to the long-term, superior investment record achieved by the First Reserve Funds across economic cycles.
For Inquiries
For media inquiries, please contact: Mark Kollar of CJP Communications at 212-279-3115; ext. 201 or via email at mkollar@cjpcom.com or John Anderson of Cubitt Consulting +44 020 7367 5100 or john.anderson@cubitt.com.
For investor inquiries, please contact: CHC Helicopter Corporation, Sylvain Allard, President and Chief Executive Officer, 604-279-2455 or 604-307-8646, sallard@chc.ca; or Rick Davis, Senior Vice President and Chief Financial Officer, 604-279-2471 or 778-999-0314, rdavis@chc.ca.
Caution Concerning Forward-Looking Statements
This news release contains forward-looking statements relating to the proposed acquisition of CHC Helicopter Corporation, including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.
The completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) applicable governmental authorities approvals, (ii) required CHC shareholder approval, (iii) necessary court approvals, and (iv) certain termination rights available to the parties under the arrangement agreement. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the arrangement agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable.
The forward-looking statements in this news release are made as of-the-date of this release. We undertake no obligation to comment on expectations of, or statements made by third parties in respect of the proposed transaction.